Pricing supplement No. 53L
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement L dated March 16, 2007

Registration Statement No. 333-137902
Dated March 19, 2007; Rule 424(b)(2)

Deutsche Bank ⁄

Deutsche Bank AG
$25,000,000
Triple Opportunity Notes Linked to a Basket of Indices due April 2, 2008

General

- The notes are designed for investors who seek a return of three times the appreciation of a weighted basket of domestic and international indices up to a maximum return of 19.65% at maturity. Investors should be willing to forgo interest and dividend payments and, if the basket declines, be willing to lose some or all of their principal.
- Senior unsecured obligations of Deutsche Bank AG due April 2, 2008.
- Minimum initial investments of $1,000.
- The notes priced on March 19, 2007 and are expected to settle on March 28, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa3 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Basket:	The notes are linked to a basket consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P 500® Index, the Nikkei-225 Stock Average℠ and the S&P/ASX 200® Index (each, a "**Basket Index**" and, collectively, the "**Basket Indices**").
Index Weightings:	The Dow Jones EURO STOXX 50® Index Weighting is 26.00%, the FTSE™ 100 Index Weighting is 26.00%, the S&P 500® Index Weighting is 20.00%, the Nikkei-225 Stock Average℠ Weighting is 20.00% and the S&P/ASX 200® Index Weighting is 8.00% (each, an "**Index Weighting**" and, collectively, the "**Index Weightings**"), respectively, of the value of the Basket.
Upside Participation Rate:	300%
Payment at Maturity:	If the Final Basket Level is greater than the Initial Basket Level, you will receive a cash payment that provides you with a return per $1,000 note principal amount equal to the Basket Return *multiplied by* an Upside Participation Rate of 300%, subject to a Maximum Return of 19.65%. For example, if the Basket Return is greater than 6.55%, you will receive the Maximum Return on the notes of 19.65%, which entitles you to a maximum payment at maturity of $1,196.50 for every $1,000 note principal amount that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 note principal amount will be calculated as follows, subject to the Maximum Return:

$1,000 + ($1,000 x Basket Return x 300%)

Your investment will be fully exposed to any decline in the Index. If the Final Basket Level declines from the Initial Basket Level, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond the Initial Basket Level. Accordingly, if the Basket Return is negative, your payment per $1,000 note principal amount will be calculated as follows:

$1,000 + ($1,000 x Basket Return)

You will lose some or all of your investment at maturity if the Final Basket Level declines from the Initial Basket Level. |
| Basket Return: | The performance of the Index from the Initial Basket Level to the Final Basket Level, calculated as follows:

$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$ |
| Initial Basket Level: | Set equal to 100 on the Trade Date. |
| Final Basket Level: | The Basket closing level on the Final Valuation Date.

The Basket closing level will be calculated as follows:

100 x [1 + (the EURO STOXX Return x 26.00%) + (the FTSE Return x 26.00%) + (the S&P Return x 20.00%) + (the Nikkei Return x 20.00%) + (the ASX Return x 8.00%)]

The "**EURO STOXX Return**," the "**FTSE Return**," the "**S&P Return**," the "**Nikkei Return**" and the "**ASX Return**" are the performance of the respective Basket Index, expressed as a percentage, from the respective index closing level on the Trade Date to the respective index closing level on any trading day. |
Maximum Return:	19.65%
Trade Date:	March 19, 2007
Final Valuation Date:	March 24, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement.
Maturity Date:	April 2, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement.
CUSIP:	2515A0 BV 4
ISIN:	US2515A0BV44

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Note	$1,000.00	$2.00	$998.00
Total	$25,000,000.00	$50,000.00	$24,950,000.00

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$25,000,000.00	$767.50

Deutsche Bank Securities　　　　　　　　　**Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part and the more detailed information contained in product supplement L dated March 16, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Product supplement L dated March 16, 2007:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312507056721/d424b21.pdf

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment Amount on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical payment amount at maturity for a $1,000 note principal amount for a hypothetical range of performance for the Basket from -100% to +100% and assumes an Initial Basket Level of 100, an Upside Participation Rate of 300% and a Maximum Return on the notes of 19.65%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Final Basket Level	Basket Return	Basket Return x Upside Participation Rate	Payment at Maturity (Subject to Maximum Return)	Return on Notes
200.00	100.00%	300.00%	$1,196.50	19.65%
190.00	90.00%	270.00%	$1,196.50	19.65%
180.00	80.00%	240.00%	$1,196.50	19.65%
170.00	70.00%	210.00%	$1,196.50	19.65%
160.00	60.00%	180.00%	$1,196.50	19.65%
150.00	50.00%	150.00%	$1,196.50	19.65%
140.00	40.00%	120.00%	$1,196.50	19.65%
130.00	30.00%	90.00%	$1,196.50	19.65%
120.00	20.00%	60.00%	$1,196.50	19.65%
110.00	10.00%	30.00%	$1,196.50	19.65%
106.55	6.55%	19.65%	$1,196.50	19.65%
106.00	6.00%	18.00%	$1,180.00	18.00%
104.00	4.00%	12.00%	$1,120.00	12.00%
102.00	2.00%	6.00%	$1,060.00	6.00%
100.00	0.00%	0.00%	$1,000.00	0.00%
90.00	-10.00%	N/A	$900.00	-10.00%
80.00	-20.00%	N/A	$800.00	-20.00%
70.00	-30.00%	N/A	$700.00	-30.00%
60.00	-40.00%	N/A	$600.00	-40.00%
50.00	-50.00%	N/A	$500.00	-50.00%
40.00	-60.00%	N/A	$400.00	-60.00%
30.00	-70.00%	N/A	$300.00	-70.00%
20.00	-80.00%	N/A	$200.00	-80.00%
10.00	-90.00%	N/A	$100.00	-90.00%
0.00	-100.00%	N/A	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Initial Basket Level of 100 to a Final Basket Level of 104. Because the Final Basket Level of 104 is greater than the Initial Basket Level of 100, and the Basket Return of 4% multiplied by the Upside Participation Rate of 300% does not result in a return greater than the Maximum Return of 19.65%, the investor receives a payment at maturity of $1,120 per $1,000 note principal amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (4\% \times 300\%)] = \$1,120$$

Example 2: The level of the Basket increases from the Initial Basket Level of 100 to a Final Basket Level of 110. Because the Basket Return of 10% multiplied by the Upside Participation Rate of 300% results in a return greater than the Maximum Return of 19.65%, the investor receives a payment at maturity of $1,196.50 per $1,000 note principal amount, the maximum payment on the notes.

Example 3: The level of the Basket decreases from the Initial Basket Level of 100 to a Final Basket Level of 90. Because the Final Basket Level of 90 is less than the Initial Basket Level of 100, the Basket Return is negative, and the investor receives a payment at maturity of $900 per $1,000 note principal amount, calculated as follows:

$$\$1,000 + (\$1,000 \times -10\%) = \$900$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by three, up to the Maximum Return on the notes of 19.65% or $1,196.50 for every $1,000 note principal amount. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION AMONG THE BASKET INDICES** — The return on the notes is linked to a basket consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P 500® Index, the Nikkei-225 Stock Average℠ and the S&P/ASX 200® Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Euro Zone. The FTSE™ 100 Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange. The S&P 500® Index consists of 500 stocks and is intended to provide a performance benchmark for the U.S. equity markets. The Nikkei-225 Stock Average℠ consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. The S&P/ASX 200® Index measures the performance of 200 companies listed on the Australian Stock Exchange and is widely used to track the performance of Australian equity markets. For additional information about the Basket and each Basket Index, please see "The Dow Jones EURO STOXX 50® Index," "The FTSE™ 100 Index," "The S&P 500® Index," "Nikkei-225 Stock Average℠" and "The S&P/ASX 200® Index" in this pricing supplement.

- **CERTAIN INCOME TAX CONSEQUENCES** — You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Subject to the limitations described therein, although the tax consequences of an investment in the notes are uncertain, we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes.

Assuming this treatment is respected, your gain or loss on the notes should be long-term capital gain or loss if you hold the notes for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the notes, the timing and/or character of income on the notes might differ materially. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or the courts will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In addition, under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes. Please see the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders" for a discussion of certain German tax considerations relating to the notes.

We do not provide any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or in any of the component stocks underlying the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. **Your investment will be fully exposed to any decline in the Final Basket Level as compared to the Initial Basket Level**.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Final Basket Level is greater than the Initial Basket Level, for each $1,000 note principal amount you will receive at maturity $1,000 *plus* an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation of the Basket, which may be significant. We refer to this percentage as the Maximum Return, which will be equal to 19.65%, resulting in a maximum payment at maturity of $1,196.50 per $1,000 note principal amount.

- **WE ARE ONE OF THE COMPANIES THAT MAKE UP THE DOW JONES EURO STOXX 50® INDEX, BUT WE ARE NOT AFFILIATED WITH ANY OTHER COMPANY INCLUDED IN THE DOW JONES EURO STOXX 50® INDEX, THE FTSE™ 100 INDEX, THE S&P 500® INDEX, THE NIKKEI-225 STOCK AVERAGE℠ OR THE S&P/ASX 200® INDEX** — We are one of the companies that make up the Dow Jones EURO STOXX 50® Index, but we are not affiliated with any of the other companies whose stock is included in the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P 500® Index, the Nikkei-225 Stock Average℠ or the S&P/ASX 200® Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P 500® Index, the Nikkei-225 Stock Average℠, the S&P/ASX 200® Index or your notes. None of the money you pay us will go to the respective sponsors of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P 500® Index, the Nikkei-225 Stock Average℠ or the S&P/ASX 200® Index (the "**Sponsors**"), or any of the other companies included in the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P 500® Index, the Nikkei-225 Stock Average℠ or the S&P/ASX 200® Index, and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor the Sponsors will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

- **THE BASKET RETURN FOR THE NOTES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATED TO THE U.S. DOLLAR THAT MIGHT AFFECT THE DOW JONES EURO STOXX 50® INDEX, THE FTSE™ 100 INDEX, THE NIKKEI-225 STOCK AVERAGE℠ OR THE S&P/ASX 200® INDEX** — Although the component stocks underlying the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the Nikkei-225 Stock Average℠ and the S&P/ASX 200® Index are traded in currencies other than U.S. dollars, and the notes are denominated in U.S. dollars, the amount payable on the notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and each of the currencies in which the component stocks underlying the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the Nikkei-225 Stock Average℠ and the S&P/ASX 200® Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Basket Return for the notes. The amount we pay in respect of the notes at maturity, if any, will be determined solely as described in "Payment at Maturity" on the cover page of this pricing supplement.

- **THE BASKET INDICES ARE NOT EQUALLY WEIGHTED** — Your notes are linked to a Basket composed of five Basket Indices, each of which has its respective Index Weighting as described on the cover page of this pricing supplement in determining the value of the Basket. One consequence of an unequal weighting of the Basket Indices is that the same percentage change in two of the Basket Indices may have a different effect on the Basket closing level.

- **CHANGES IN THE VALUE OF THE BASKET INDICES MAY OFFSET EACH OTHER** — Price movements in the Basket Indices may not correlate with each other. At a time when the value of some of the Basket Indices increases, the value of other Basket Indices may not increase as much or may decline. Therefore, in calculating the Final Basket Level, increases in the value of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the value of the other Basket Indices, particularly if the Basket Indices that appreciate have relatively low Index Weightings in the Basket.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agents' commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Basket Indices would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the notes in the secondary market but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the market price and dividend rate on the component stocks underlying the Basket Indices;
  - interest and yield rates in the market generally and in the markets of the component stocks underlying the Basket Indices;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies of the nations in which the companies included in the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the Nikkei-225 Stock Average^SM and the S&P/ASX 200® Index are domiciled;
  - supply and demand for the notes; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET INDICES TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Indices to which the notes are linked.

The Dow Jones EURO STOXX 50® Index

We have derived all information contained in this pricing supplement regarding the Dow Jones EURO STOXX 50® Index ("**Dow Jones EURO STOXX 50® Index**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, STOXX Limited. The Dow Jones EURO STOXX 50® Index is calculated, maintained and published by STOXX Limited. We make no representation or warranty as to the accuracy or completeness of such information.

The Dow Jones EURO STOXX 50® Index was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company ("**Dow Jones**") and SWX Swiss Exchange. Publication of the Dow Jones EURO STOXX 50® Index began on February 26, 1998, based on an initial Dow Jones EURO STOXX 50® Index value of 1,000 at December 31, 1991. The Dow Jones EURO STOXX 50® Index is published in *The Wall Street Journal* and disseminated on the STOXX Limited website: http://www.stoxx.com, which sets forth, among other things, the country and industrial sector weightings of the securities included in the Dow Jones EURO STOXX 50® Index and updates these weightings at the end of each quarter. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Dow Jones EURO STOXX 50® Index Composition and Maintenance

The Dow Jones EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Index, which includes stocks selected from the Euro Zone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard.

The composition of the Dow Jones EURO STOXX 50® Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Dow Jones EURO STOXX 50® Index are made to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX® Index. A current list of the issuers that comprise the Dow Jones EURO STOXX 50® Index is available on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

The free float factors for each component stock used to calculate the Dow Jones EURO STOXX 50® Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

The Dow Jones EURO STOXX 50® Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the Dow Jones EURO STOXX 50® Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Dow Jones EURO STOXX 50® Index Calculation

The Dow Jones EURO STOXX 50® Index is calculated with the "**Laspeyres formula**," which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Dow Jones EURO STOXX 50® Index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the Dow Jones EURO STOXX 50}^{\circledR}\text{ Index}}{\text{adjusted base date market capitalization of the Dow Jones EURO STOXX 50}^{\circledR}\text{ Index}} \times 1{,}000$$

The "**free float market capitalization of the Dow Jones EURO STOXX 50® Index**" is equal to the sum of the products of the closing price, market capitalization and free float factor for each component stock as of the time the Dow Jones EURO STOXX 50® Index is being calculated.

The Dow Jones EURO STOXX 50® Index is also subject to a divisor, which is adjusted to maintain the continuity of Dow Jones EURO STOXX 50® Index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive "B" number of shares for every "A" share held (where applicable).

(1) *Split and reverse split*:	(2) *Rights offering*:
Adjusted price = closing price * A/B	Adjusted price = (closing price * A + subscription price * B) / (A + B)
New number of shares = old number of shares * B/A	New number of shares = old number of shares * (A + B) / A
Divisor: no change	Divisor: increases
(3) *Stock dividend*:	(4) *Stock dividend of another company*:
Adjusted price = closing price * A / (A + B)	Adjusted price = (closing price * A - price of other company * B) / A
New number of shares = old number of shares * (A + B) / A	Divisor: decreases
Divisor: no change	
(5) *Return of capital and share consideration*:	(6) *Repurchase shares / self tender*:
Adjusted price = (closing price - dividend announced by company * (1-withholding tax)) * A / B	Adjusted price = ((price before tender * old number of shares) - (tender price * number of tendered shares)) / (old number of shares - number of tendered shares)
New number of shares = old number of shares * B / A	New number of shares = old number of shares - number of tendered shares
Divisor: decreases	Divisor: decreases

(7) *Spin-off*:
Adjusted price = (closing price * A - price of spun-off shares * B) / A
Divisor: decreases

(8) *Combination stock distribution (dividend or split) and rights offering*:
For this corporate action, the following additional assumptions apply:
Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held
If A is not equal to one share, all the following "new number of shares" formulae need to be divided by A:

— *If rights are applicable after stock distribution (one action applicable to other)*:	— *If stock distribution is applicable after rights (one action applicable to other)*:
Adjusted price =(closing price * A + subscription price * C * (1 + B / A)) / ((A + B) * (1 + C / A))	Adjusted price = (closing price * A + subscription price * C) / ((A + C) * (1 + B / A))
New number of shares = old number of shares * ((A + B) * (1 + C / A)) / A	New number of shares = old number of shares * ((A + C) * (1 + B / A))
Divisor: increases	Divisor: increases

— *Stock distribution and rights (neither action is applicable to the other)*:
Adjusted price = (closing price * A + subscription price * C) / (A + B + C)
New number of shares = old number of shares * (A + B + C) / A
Divisor: increases

License Agreement with STOXX Limited

We have entered into an agreement with STOXX Limited providing us and certain of our affiliates or subsidiaries identified in that agreement with a non exclusive license and, for a fee, with the right to use the Dow Jones EURO STOXX 50® Index, which is owned and published by STOXX Limited, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as "**STOXX Limited**"). STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. STOXX Limited makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Dow Jones EURO STOXX 50® Index to track general stock market performance. STOXX Limited and Dow Jones have no relationship to Deutsche Bank AG other than the licensing of the Dow Jones EURO STOXX 50® Index and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by STOXX Limited without regard to Deutsche Bank AG or the notes. STOXX Limited and Dow Jones have no obligation to take the needs of Deutsche Bank AG or the owners of the notes into consideration in determining, composing or calculating the Dow Jones EURO STOXX 50® Index. STOXX Limited and Dow Jones are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. STOXX Limited and Dow Jones have no liability in connection with the administration, marketing or trading of the notes.

STOXX LIMITED AND DOW JONES DO NOT GUARANTY THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. STOXX LIMITED AND DOW JONES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN. STOXX LIMITED AND DOW JONES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED OR DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN DEUTSCHE BANK AG AND STOXX LIMITED AND DOW JONES ARE SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE NOTES OR ANY THIRD PARTIES.

"DOW JONES EURO STOXX 50®" AND "STOXX®" ARE SERVICE MARKS OF STOXX LIMITED AND DOW JONES AND HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STOXX LIMITED AND DOW JONES, AND STOXX LIMITED AND DOW JONES MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

Discontinuation of the Dow Jones EURO STOXX 50® Index; Alteration of Method of Calculation

If STOXX Limited discontinues publication of the Dow Jones EURO STOXX 50® Index and STOXX Limited or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Dow Jones EURO STOXX 50® Index (such index being referred to herein as a "**Dow Jones EURO STOXX successor index**"), then any Dow Jones EURO STOXX 50® Index closing level will be determined by reference to the level of such Dow Jones EURO STOXX successor index at the close of trading on the relevant exchange or market for the Dow Jones EURO STOXX successor index on the Final Valuation Date.

Upon any selection by the calculation agent of a Dow Jones EURO STOXX successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If STOXX Limited discontinues publication of the Dow Jones EURO STOXX 50® Index prior to, and such discontinuance is continuing on, the Final Valuation Date, and the calculation agent determines, in its sole discretion, that no Dow Jones EURO STOXX successor index is available at such time or the calculation agent has previously selected a Dow Jones EURO STOXX successor index and publication of such Dow Jones EURO STOXX successor index is discontinued prior to, and such discontinuation is continuing on, the Final Valuation Date, then the calculation agent will determine the Dow Jones EURO STOXX 50® Index closing level for such date. The Dow Jones EURO STOXX 50® Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the Dow Jones EURO STOXX 50® Index or Dow Jones EURO STOXX successor index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Dow Jones EURO STOXX 50® Index or Dow Jones EURO STOXX successor index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones EURO STOXX 50® Index or Dow Jones EURO STOXX successor index, as applicable, on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the Dow Jones EURO STOXX 50® Index or a Dow Jones EURO STOXX successor index, or the level thereof, is changed in a material respect, or if the Dow Jones EURO STOXX 50® Index or a Dow Jones EURO STOXX successor index is in any other way modified so that the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index does not, in the opinion of the calculation agent, fairly represent the level of the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on the Final Valuation Date, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Dow Jones EURO STOXX 50® Index closing level with reference to the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index, as adjusted. Accordingly, if the method of calculating the Dow Jones EURO STOXX 50® Index or a Dow Jones EURO STOXX successor index is modified so that the level of the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index), then the calculation agent will adjust the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index in order to arrive at a level of the Dow Jones EURO STOXX 50® Index or such Dow Jones EURO STOXX successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The FTSE™ 100 Index

We have derived all information contained in this pricing supplement regarding the FTSE™ 100 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, FTSE International Limited ("**FTSE**"). The FTSE™ 100 Index was developed by FTSE and is calculated, maintained and published by FTSE. We make no representation or warranty as to the accuracy or completeness of such information.

The FTSE™ 100 Index is an index calculated, published and disseminated by FTSE, a company owned equally by the London Stock Exchange (the "**LSE**") and The Financial Times Limited ("**FT**"), in association with the Institute and the Faculty of Actuaries. The FTSE™ 100 Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the LSE. Publication of the FTSE™ 100 Index began in February 1984.

The FTSE™ 100 Index is calculated by (i) multiplying the per share price of each stock included in the FTSE™ 100 Index by the number of outstanding shares, (ii) calculating the sum of all these products (such sum referred to hereinafter as the "**FTSE Aggregate Market Value**") as of the starting date of the FTSE™ 100 Index, (iii) dividing the FTSE Aggregate Market Value by a divisor which represents the FTSE Aggregate Market Value on the base date of the FTSE™ 100 Index and which can be adjusted to allow changes in the issued share capital of individual underlying stocks including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits to be made without distorting the FTSE™ 100 Index and (iv) multiplying the result by 1,000. Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire FTSE™ 100 than will movements in share prices of companies with relatively smaller market capitalization.

The 100 stocks included in the FTSE™ 100 Index (the "**FTSE Underlying Stocks**") were selected from a reference group of stocks trading on the LSE which were selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The FTSE Underlying Stocks were selected from this reference group by selecting 100 stocks with the largest market value. A list of the issuers of the FTSE Underlying Stocks is available from FTSE.

The FTSE™ 100 Index is reviewed quarterly by an Index Steering Committee of the LSE in order to maintain continuity in the level. The FTSE Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the removal and replacement of a stock from the FTSE™ 100 Index if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased, in the opinion of the Index Steering Committee, to be a viable component of the FTSE™ 100 Index. To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market capitalization.

License Agreement with FTSE

We have entered into an agreement with FTSE providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the FTSE™ 100 Index, which is owned and published by FTSE, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by FTSE or by the LSE or by FT. Neither FTSE, the LSE nor FT makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the FTSE™ 100 Index to track general stock market performance. FTSE, the LSE, and FT's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of FTSE, respectively, without regard to Deutsche Bank AG or the notes. FTSE, the LSE and FT have no obligation to take the needs of Deutsche Bank AG or the holders of the notes into consideration in determining, composing or calculating the FTSE™ 100 Index. Neither FTSE nor the LSE nor FT is responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. Neither FTSE nor the LSE nor FT has any obligation or liability in connection with the administration, marketing or trading of the notes.

The notes are not in any way sponsored, endorsed, sold or promoted by FTSE, the LSE or FT, and neither FTSE, the LSE nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE™ 100 Index and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. The FTSE™ 100 Index is compiled and calculated by FTSE. However, neither FTSE, the LSE nor FT shall be liable (whether in negligence or otherwise) to any person for any error in the FTSE™ 100 Index and neither FTSE nor the LSE nor FT shall be under any obligation to advise any person of any error therein.

"**FTSE®**", "**FT-SE®**" and "**Footsie®**" are trade marks of the London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license. "**All-World**", "**All-Share**" and "**All-Small**" are trade marks of FTSE International Limited."

Discontinuation of the FTSE™ 100 Index; Alteration of Method of Calculation

If FTSE discontinues publication of the FTSE™ 100 Index and FTSE or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued FTSE™ 100 Index (such index being referred to herein as a "**FTSE successor index**"), then the FTSE™ 100 Index closing level will be determined by reference to the level of such FTSE successor index at the close of trading on the relevant exchange or market for the FTSE successor index on the Final Valuation Date.

Upon any selection by the calculation agent of a FTSE successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If FTSE discontinues publication of the FTSE™ 100 Index prior to, and such discontinuation is continuing on, the Final Valuation Date, and the calculation agent determines, in its sole discretion, that no FTSE successor index is available at such time, or the calculation agent has previously selected a FTSE successor index and publication of such FTSE successor index is discontinued prior to, and such discontinuation is continuing on, the Final Valuation Date, then the calculation agent will determine the FTSE™ 100 Index closing level for such date. The FTSE™ 100 Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the FTSE™ 100 Index or FTSE successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the FTSE™ 100 Index or FTSE successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the FTSE™ 100 Index or FTSE successor index, as applicable, on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the FTSE™ 100 Index or a FTSE successor index, or the level thereof, is changed in a material respect, or if the FTSE™ 100 Index or a FTSE successor index is in any other way modified so that the FTSE™ 100 Index or such FTSE successor index does not, in the opinion of the calculation agent, fairly represent the level of the FTSE™ 100 Index or such FTSE successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the FTSE™ 100 Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the FTSE™ 100 Index or such FTSE successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the FTSE™ 100 Index closing level with reference to the FTSE™ 100 Index or such FTSE successor index, as adjusted. Accordingly, if the method of calculating the FTSE™ 100 Index or a FTSE successor index is modified so that the level of the FTSE™ 100 Index or such FTSE successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the FTSE™ 100 Index or such FTSE successor index), then the calculation agent will adjust the FTSE™ 100 Index or such FTSE successor index in order to arrive at a level of the FTSE™ 100 Index or such FTSE successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The S&P 500® Index

We have derived all information contained in this pricing supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P. The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "**S&P 500® Component Stocks**") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "**Market Value**" of any S&P 500® Component Stock was calculated as the product of the market price per share and the number of the then outstanding shares of such S&P 500® Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the Index based on a half float-adjusted formula, and on September 16, 2005 the Index became fully float adjusted. S&P's criteria for selecting stocks for the Index have not been changed by the shift to float adjustment. However, the adjustment affects each company's weight in the Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("**IWF**") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the Index moved half way to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this pricing supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P 500® Component Stocks relative to the S&P 500® Index's base period of 1941–43 (the "**Base Period**").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the S&P 500® Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941–43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P 500® Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the Index ("**Index Maintenance**").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the Basket Closing Level. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (*e.g.*, 2-for-1)	Shares Outstanding *multiplied by* 2; Stock Price *divided by* 2	No
Share Issuance (*i.e.*, change ≥ 5%)	Shares Outstanding *plus* newly issued Shares	Yes
Share Repurchase (*i.e.*, change ≥ 5%)	Shares Outstanding *minus* Repurchased Shares	Yes
Special Cash Dividends	Share Price *minus* Special Dividend	Yes
Company Change	Add new company Market Value *minus* old company Market Value	Yes
Rights offering	Price of parent company *minus* $\left(\dfrac{\text{Price of Rights}}{\text{Right Ratio}} \right)$	Yes
Spinoffs	Price of parent company *minus* $\left(\dfrac{\text{Price of Spinoff Co.}}{\text{Share Exchange Ratio}} \right)$	Yes

Stock splits and stock dividends do not affect the Index Divisor of the S&P 500® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P 500® Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the S&P 500® Component Stock and consequently of altering the aggregate Market Value of the S&P 500® Component Stocks (the "**Post-Event Aggregate Market Value**"). In order that the level of the S&P 500® Index (the "**Pre-Event Index Value**") not be affected by the altered Market Value (whether increase or decrease) of the affected S&P 500® Component Stock, a new Index Divisor ("**New Divisor**") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the Index. In addition, any changes over 5% in the current common shares outstanding for the Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

License Agreement with S&P

We have entered into an agreement with S&P providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the S&P 500® Index, which is owned and published by S&P, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of the McGraw-Hill Companies, Inc., which we refer to as S&P. S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500® Index to track general stock market performance. S&P's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of S&P without regard to Deutsche Bank AG or the notes. S&P has no obligation to take the needs of Deutsche Bank AG or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S", "S&P", "S&P 500" AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY DEUTSCHE BANK AG. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

Discontinuation of the S&P 500® Index; Alteration of Method of Calculation

If S&P discontinues publication of the S&P 500® Index, and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued S&P 500® Index (such index being referred to herein as an

"**S&P successor index**"), then any S&P 500® Index closing level will be determined by reference to the level of such S&P successor index at the close of trading on the NYSE, the AMEX, the Nasdaq National Market or the relevant exchange or market for the S&P successor index on the Final Valuation Date.

Upon any selection by the calculation agent of a S&P successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If S&P discontinues publication of the S&P 500® Index prior to, and such discontinuance is continuing on, the Final Valuation Date, and the calculation agent determines, in its sole discretion, that no S&P successor index is available at such time, or the calculation agent has previously selected a S&P successor index and publication of such S&P successor index is discontinued prior to and such discontinuation is continuing on the Final Valuation Date, then the calculation agent will determine the S&P 500® Index closing level for such date. The S&P 500® closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the S&P 500® Index or S&P successor index, as applicable last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the S&P 500® Index or S&P successor index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index or S&P successor index, as applicable, on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the S&P 500® Index or an S&P successor index, or the level thereof, is changed in a material respect, or if the S&P 500® Index or an S&P successor index is in any other way modified so that such index does not, in the opinion of the calculation agent, fairly represent the level of the S&P 500® Index or such S&P successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the S&P 500® Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the S&P 500® Index or such S&P successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level with reference to the S&P 500® Index or such S&P successor index, as adjusted. Accordingly, if the method of calculating the S&P 500® Index or an S&P successor index is modified so that the level of the S&P 500® Index or such S&P successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the S&P 500® Index or such S&P successor index), then the calculation agent will adjust the S&P 500® Index or such S&P successor index in order to arrive at a level of the S&P 500® Index or such S&P successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The Nikkei-225 Stock Average^{SM}

We have derived all information regarding the Nikkei-225 Stock Average^{SM} contained in this pricing supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Nikkei Inc. (known as Nihon Keizai Shimbun, Inc. prior to January 1, 2007). Nikkei Inc. has no obligation to continue to publish, and may discontinue publication of, the Nikkei-225 Stock Average^{SM}.

The Nikkei-225 Stock Average^{SM} is a stock index calculated, published and disseminated by Nikkei Inc. that measures the composite price performance of selected Japanese stocks. The Nikkei-225 Stock Average^{SM} currently is based on 225 underlying stocks (the "**Nikkei Underlying Stocks**") trading on the Tokyo Stock Exchange ("**TSE**") representing a broad cross-section of Japanese industries. All 225 Nikkei Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. Nikkei Inc. rules require that the 75 most liquid issues (one-third of the component count of the Nikkei-225 Stock Average^{SM}) be included in the Nikkei-225 Stock Average^{SM}.

The 225 companies included in the Nikkei-225 Stock Average^{SM} are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

- Technology — Pharmaceuticals, Electrical Machinery, Automobiles, Precision Machinery, Telecommunications;

- Financials — Banks, Miscellaneous Finance, Securities, Insurance;

- Consumer Goods — Marine Products, Food, Retail, Services;

- Materials — Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

- Capital Goods/Others — Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

- Transportation and Utilities — Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

The Nikkei-225 Stock Average^{SM} is a modified, price-weighted index (*i.e.*, an Nikkei Underlying Stock's weight in the index is based on its price per share rather than the total market capitalization of the issuer) that is calculated by (i) multiplying the per share price of each Nikkei Underlying Stock by the corresponding weighting factor for such Nikkei Underlying Stock (a "**Weight Factor**"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "**Divisor**"). The Divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The Divisor was 23.154 as of October 1, 2003 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei Underlying Stock, so that the share price of each Nikkei Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei-225 Stock Average^{SM} are those reported by a primary market for the Nikkei Underlying Stocks (currently the TSE). The level of the Nikkei-225 Stock Average^{SM} is calculated once per minute during TSE trading hours.

In order to maintain continuity in the Nikkei-225 Stock Average^{SM} in the event of certain changes due to non-market factors affecting the Nikkei Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the Nikkei-225 Stock Average^{SM} is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei-225 Stock Average^{SM}. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei Underlying Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Divisor (*i.e.*, the level of the Nikkei-225 Stock Average^{SM} immediately after such change) will be equal to the level of the Nikkei-225 Stock Average^{SM} immediately prior to the change.

A Nikkei Underlying Stock may be deleted or added by Nikkei Inc. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei Underlying Stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the "Kanri-Post" (Posts for stocks under supervision) is in principle a candidate for deletion. Nikkei Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by Nikkei. Upon deletion of a stock from the Nikkei Underlying Stocks, Nikkei Inc. will select a replacement for such deleted Nikkei Underlying Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei Inc. to be representative of a market may be added to the Nikkei Underlying Stocks. In such a case, an existing Underlying Stock with low trading volume and deemed not to be representative of a market will be deleted by Nikkei Inc.

A list of the issuers of the Nikkei Underlying Stocks constituting the Nikkei-225 Stock Average^{SM} is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by Nikkei Inc. Nikkei Inc. may delete, add or substitute any stock underlying the Nikkei-225 Stock Average^{SM}. Nikkei Inc. first calculated and published the Nikkei-225 Stock Average^{SM} in 1970.

License Agreement with Nikkei Inc.

We have entered into an agreement with Nikkei Inc. providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Nikkei-225 Stock Average^{SM}, which is owned and published by Nikkei Inc., in connection with certain securities, including the notes.

Our license agreement with Nikkei Inc. provides that Nikkei Inc. will assume no obligation or responsibility for use of the Nikkei-225 Stock Average^{SM} by us or our affiliates and that all use and implementation relating to the license agreement shall be conducted exclusively at the risk of Deutsche Bank AG.

"NIKKEI-225 STOCK AVERAGE^{SM}" IS AN INTELLECTUAL PROPERTY OF NIKKEI INC. PRIOR TO JANUARY 1, 2007, NIKKEI INC. WAS KNOWN AS NIHON KEIZAI SHIMBUN, INC. "NIKKEI", "NIKKEI STOCK AVERAGE", AND "NIKKEI 225" ARE THE SERVICE MARKS OF NIKKEI INC. AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG. NIKKEI INC. RESERVES ALL RIGHTS, INCLUDING COPYRIGHT, TO THE NIKKEI-225 STOCK AVERAGE^{SM}. NIKKEI DIGITAL MEDIA, INC., A WHOLLY OWNED SUBSIDIARY OF NIKKEI INC., CALCULATES AND DISSEMINATES THE NIKKEI-225 STOCK AVERAGE^{SM} UNDER EXCLUSIVE AGREEMENT WITH NIKKEI INC. NIKKEI INC. AND NIKKEI DIGITAL MEDIA, INC. ARE COLLECTIVELY REFERRED TO AS THE "INDEX SPONSOR."

THE NOTES ARE NOT IN ANY WAY SPONSORED, ENDORSED OR PROMOTED BY THE INDEX SPONSOR. THE INDEX SPONSOR DOES NOT MAKE ANY WARRANTY OR REPRESENTATION WHATSOEVER, EXPRESS OR IMPLIED, EITHER AS TO THE RESULTS TO BE OBTAINED AS TO THE USE OF THE NIKKEI-225 STOCK AVERAGE^{SM}

OR THE FIGURE AS WHICH THE NIKKEI-225 STOCK AVERAGE[SM] STANDS AT ANY PARTICULAR DAY OR OTHERWISE. NIKKEI-225 STOCK AVERAGE[SM] IS COMPILED AND CALCULATED SOLELY BY THE INDEX SPONSOR. HOWEVER, THE INDEX SPONSOR SHALL NOT BE LIABLE TO ANY PERSON FOR ANY ERROR IN THE NIKKEI-225 STOCK AVERAGE[SM], AND THE INDEX SPONSOR SHALL NOT BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON, INCLUDING A PURCHASER OR SELLER OF THE NOTES, OF ANY ERROR THEREIN.

IN ADDITION, THE INDEX SPONSOR GIVES NO ASSURANCE REGARDING ANY MODIFICATION OR CHANGE IN ANY METHODOLOGY USED IN CALCULATING THE INDEX AND IS UNDER NO OBLIGATION TO CONTINUE THE CALCULATION, PUBLICATION AND DISSEMINATION OF THE NIKKEI-225 STOCK AVERAGE[SM].

The Tokyo Stock Exchange

The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei-225 Stock Average[SM] on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei-225 Stock Average[SM] may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Nikkei-225 Stock Average[SM], and these limitations, in turn, may adversely affect the value of the notes.

Discontinuation of the Nikkei-225 Stock Average[SM]; Alteration of Method of Calculation

If Nikkei Inc. discontinues publication of the Nikkei-225 Stock Average[SM], and Nikkei Inc. or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Nikkei-225 Stock Average[SM] (such index being referred to herein as a "**Nikkei successor index**"), then any Nikkei-225 Stock Average[SM] closing level will be determined by reference to the level of such Nikkei successor index at the close of trading on the TSE (2nd session) or the relevant exchange or market for the successor index on the Final Valuation Date.

Upon any selection by the calculation agent of a Nikkei successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Nikkei Inc. discontinues publication of the Nikkei-225 Stock Average[SM] prior to, and such discontinuance is continuing on, the Final Valuation Date, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a Nikkei successor index and publication of such Nikkei successor index is discontinued prior to and such discontinuation is continuing on the Final Valuation Date, then the calculation agent will determine the Index closing level for the Nikkei-225 Stock Average[SM] for such date. The Index closing level for the Nikkei-225 Stock Average[SM] will be computed by the calculation agent in accordance with the formula for and method of calculating the Nikkei-225 Stock Average[SM] or Nikkei successor index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Nikkei-225 Stock Average[SM] or Nikkei successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Nikkei-225 Stock Average[SM] or Nikkei successor index, as applicable, on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the Nikkei-225 Stock Average[SM] or a Nikkei successor index, or the level thereof, is changed in a material respect, or if the Nikkei-225 Stock Average[SM] or a Nikkei successor index is in any other way modified so that the Nikkei-225 Stock Average[SM] or such Nikkei successor index does not, in the opinion of the calculation agent, fairly represent the level of the Nikkei-225 Stock Average[SM] or such Nikkei successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on the Final Valuation Date make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Nikkei-225 Stock Average[SM] or such Nikkei successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Nikkei-225 Stock Average[SM] closing level with reference to the Nikkei-225 Stock Average[SM] or such Nikkei successor index, as adjusted. Accordingly, if the method of calculating the Nikkei-225 Stock Average[SM] or a Nikkei successor index is modified so that the level of the Nikkei-225 Stock Average[SM] or such Nikkei successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Nikkei-225 Stock Average[SM] or such Nikkei successor index), then the calculation agent will adjust its calculation of the Nikkei-225 Stock Average[SM] or such Nikkei successor index in order to arrive at a level of the Nikkei-225 Stock Average[SM] or such Nikkei successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The S&P/ASX 200® Index

We have derived all information contained in this pricing supplement regarding the S&P/ASX 200® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P. The S&P/ASX 200® Index was developed by S&P and is calculated and published by S&P. It is maintained by the S&P Australian Index Committee (the "**Committee**"), as described below. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P/ASX 200® Index is intended to provide an investable benchmark for the Australian equity market and represents approximately 78% of Australian market capitalization. The S&P/ASX 200® Index was introduced in April 2000 and is Australia's premier large capitalization tradable index. The S&P/ASX 200® Index is a float-adjusted capitalization-weighted index, meaning that each underlying stock's weight in the S&P/ASX 200® Index is based on its free float-adjusted market capitalization. The S&P/ASX 200® Index is comprised of the 100 largest stocks listed on the Australian Stock Exchange (the "**ASX**"), plus an additional 100 stocks, all of which must meet certain liquidity requirements. S&P chooses companies for inclusion in the S&P/ASX 200® Index with the objective of providing a broad market representation, while maintaining underlying investability and liquidity. The Committee may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P/ASX 200® Index to achieve the objectives stated above. Relevant criteria employed by the Committee (discussed in more detail below) include a stock's liquidity, free float and market capitalization.

Set forth below are the sector breakdowns of the securities included in the S&P/ASX 200® Index as of June 30, 2006:

Sector Breakdown

Financials (Excluding Property Trusts)	44.0%
Materials	22.3%
Industrials	8.0%
Consumer Staples	6.6%
Consumer Discretionary	5.3%
Energy	5.3%
Health Care	3.3%
Telecommunications Services	2.6%
Utilities	1.9%
Information Technology	0.6%

Calculation of the S&P/ASX 200® Index

The calculation of the value of the S&P/ASX 200® Index is based on the relative float-adjusted aggregate market capitalization of the stocks of 200 companies in the Australian market (the "**Component Stocks**") as of a particular time as compared to the base value of the S&P/ASX 200® Index. The S&P/ASX 200® Index has a base value of 3000. The index market capitalization for each Component Stock is calculated by multiplying the company's stock price by the number of ordinary shares by the investable weight factor (as discussed below). Calculations for the S&P/ASX 200® Index are based on stock prices taken from the ASX. The official daily S&P/ASX 200® Index closing values are calculated after the market closes and are based on the last traded price for each Component Stock.

The Component Stocks of the S&P/ASX 200® Index are determined after an analysis of the stocks' liquidity, free float and market capitalization. A constituent of the S&P/ASX 200® Index must be sufficiently liquid to enable institutional investors to buy in and sell out of the company without severely distorting the share price of that stock. The Committee, which is composed of representatives from S&P, assesses whether a company has sufficient liquidity to be eligible for the S&P/ASX 200® Index by analyzing each company's free float and daily share turnover. Free float is defined as the portion of shares not being held by the following: (i) government and government agencies, (ii) controlling and strategic shareholders/partners, (iii) any other entities or individuals which hold more than 5%, excluding some financial institutions and funds and (iv) other restricted portions such as treasury stocks. Stocks are deemed ineligible for inclusion in the S&P/ASX 200® if their free float is less than 30%. In addition, the Committee considers market capitalization, adjusting each company's market capitalization for free float. An investable weight factor is used in the adjustment process. In most cases, a stock's factor will be a direct reflection of its level of free float; however, some stocks are allocated a factor at half of its free float level as a result of low liquidity. The Committee considers average float-adjusted market capitalization over a six-month period when assessing whether a company's market capitalization is sufficient for the company to be represented in the S&P/ASX 200® Index.

The Committee is responsible for setting policy, determining index composition and administering the S&P/ASX 200® Index in accordance with the S&P/ASX methodology. The Committee may add, remove or bypass any company or security during the selection process. The Committee may also include, exclude, adjust, or postpone the inclusion of a stock, the shares and the Investable Weight Factor of a stock.

In maintaining the S&P/ASX 200® Index, the Committee considers the guiding principle of minimizing changes to the index portfolio. The Committee deletes Component Stocks from the S&P/ASX 200® Index for reasons including acquisition, insufficient market capitalization, insufficient liquidity, liquidation or insolvency and company restructurings. Additions to the S&P/ASX 200® Index are triggered only by deletions, and are evaluated using the criteria described above for selection of Component Stocks. Initial public offerings may be eligible for inclusion prior to six months of data being available, but only if a deletion occurs and the Committee decides that the inclusion is justified.

The Committee rebalances the S&P/ASX 200® Index quarterly at the end of February, May, August, and November; the free float and investable weight factors of Component Stocks are reviewed as part of the February rebalance. Quarterly rebalances analyze market capitalization and liquidity over the previous six months. The Committee announces index deletions and replacements to the S&P/ASX 200® Index to the market on the first Friday of March, June, September and December. Quarterly changes become effective at the close of trade on the third Friday of March, June, September and December. The S&P/ASX 200® Index is also rebalanced, and Investable Weight Factors are adjusted, on an as needed basis when significant corporate events occur.

S&P makes changes to the S&P/ASX 200® Index shares on issue under the following circumstances: (i) market-wide placements and buybacks that are 5% of the index issued capital and greater than million Australian dollars ("**A$**"), (ii) shares issued as a result of dividend reinvestment plans and (iii) rights issues, bonus issues and other major corporate actions. The ASX may quote a different number of shares than the S&P/ASX 200® Index; however, if the aggregated difference between the ASX quoted shares and the S&P/ASX index quoted shares at quarter-end is greater than A $100 million or 5% of the index issued capital, shares will be adjusted to reflect those quoted by the ASX.

While S&P and the Committee currently employs the above methodology to calculate the S&P/ASX 200® Index, we cannot assure you that S&P will not modify or change this methodology in a manner that may affect the redemption amount at maturity to beneficial owners of the securities.

License Agreement with S&P

We have entered into an agreement with S&P providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the S&P/ASX 200® Index, which is owned and published by S&P, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., which we refer to as S&P, or by ASX. Neither ASX nor S&P

make any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P/ASX 200® Index to track general stock market performance. ASX and S&P's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of ASX and S&P, respectively, without regard to Deutsche Bank AG or the notes. S&P has no obligation to take the needs of Deutsche Bank AG or the holders of the notes into consideration in determining, composing or calculating the S&P/ASX 200® Index. Neither ASX nor S&P is responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. Neither ASX nor S&P has any obligation or liability in connection with the administration, marketing or trading of the notes.

EACH OF ASX AND S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P/ASX 200® INDEX OR ANY DATA INCLUDED THEREIN AND EACH OF ASX AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. EACH OF ASX AND S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P/ASX 200® INDEX OR ANY DATA INCLUDED THEREIN. EACH OF ASX AND S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P/ASX 200® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL EITHER OF ASX OR S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S" AND "S&P" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. "S&P/ASX 200", "ASX", "ALL ORDS", "ALL ORDINARIES", "ALL ORDINARIES INDEX", "ALL ORDINARIES PRICE INDEX", "ALL ORD SHARE PRICE INDEX" AND "ALL ORDINARIES ACCUMULATION INDEX" ARE TRADEMARKS OF ASX OPERATIONS PTY LIMITED. SUCH TRADEMARKS HAVE BEEN LICENSED FOR USE BY DEUTSCHE BANK AG. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P OR ASX AND EACH OF S&P AND ASX MAKE NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

Discontinuation of the S&P/ASX 200® Index; Alteration of Method of Calculation

If S&P discontinues publication of the S&P/ASX 200® Index, and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as an "**ASX successor index**"), then any S&P/ASX 200® Index closing level will be determined by reference to the level of such ASX successor index at the close of trading on the ASX or the relevant exchange or market for the successor index on the Final Valuation Date.

Upon any selection by the calculation agent of an ASX successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If S&P discontinues publication of the S&P/ASX 200® Index prior to, and such discontinuance is continuing on, the Final Valuation Date, and the calculation agent determines, in its sole discretion, that no ASX successor index is available at such time, or the calculation agent has previously selected an ASX successor index and publication of such ASX successor index is discontinued prior to and such discontinuation is continuing on the Final Valuation Date, then the calculation agent will determine the S&P/ASX 200® Index closing level for such date. The S&P/ASX 200® Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the S&P/ASX 200® Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the S&P/ASX 200® Index or ASX successor index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P/ASX 200® Index on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the S&P/ASX 200® Index or an ASX successor index, or the level thereof, is changed in a material respect, or if the S&P/ASX 200® Index, or an ASX successor index is in any other way modified so that the S&P/ASX 200® Index or such ASX successor index does not, in the opinion of the calculation agent, fairly represent the level of the S&P/ASX 200® Index or such ASX successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the S&P/ASX 200® Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the S&P/ASX 200® Index or such ASX successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the S&P/ASX 200® Index closing level with reference to the S&P/ASX 200® Index or such ASX successor index, as adjusted. Accordingly, if the method of calculating the S&P/ASX 200® Index or an ASX successor index is modified so that the level of such S&P/ASX 200® Index or an ASX successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the S&P/ASX 200® Index or such ASX successor index), then the calculation agent will adjust the S&P/ASX 200® Index or such ASX successor index in order to arrive at a level of the S&P/ASX 200® Index or such ASX successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Market Disruption Events

Certain events may prevent the calculation agent from calculating the closing level of a Basket Index on the Final Valuation Date and, consequently, the Basket Return. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to each of these events individually as a "market disruption event."

With respect to a Basket Index, a "**market disruption event**" means:

- a suspension, absence or material limitation of trading of stocks then constituting 20 percent or more of the level of such Basket Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the level of such Basket Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts related to such Basket Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in one of the Basket Indices is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Basket Index shall be based on a comparison of:

- the portion of the level of the disrupted Basket Index attributable to that security relative to

- the overall level of the disrupted Basket Index,

in each case, immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred in a Basket Index:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on a Basket Index by the primary securities market trading in such contracts by reason of:

    - a price change exceeding limits set by such exchange or market;

    - an imbalance of orders relating to such contracts; or

    - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to that Basket Index; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts related to the applicable Basket Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"**Relevant exchange**" means the primary organized exchange or market of trading for any security (or any combination thereof) then included in the relevant Basket Index or any successor index.

Historical Information

The following graphs show the historical performance of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P 500® Index, the Nikkei-225 Stock Average^SM, the S&P/ASX 200® Index and the Basket as a whole from January 2, 2002 through March 15, 2007. The closing level of the Dow Jones EURO STOXX 50® Index on March 19, 2007 was 4055.49. The closing level of the FTSE™ 100 Index on March 19, 2007 was 6189.40. The closing level of the S&P 500® Index on March 19, 2007 was 1402.06. The closing level of the Nikkei-225 Stock Average^SM on March 19, 2007 was 17009.55. The closing level of the S&P ASX® 200 Index on March 19, 2007 was 5859.70.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of each Basket Index and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Final Valuation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of your initial investment.**



Source: Bloomberg

Historical Performance of the FTSE™ 100 Index



Source: Bloomberg

Historical Performance of the S&P 500® Index



Source: Bloomberg

Historical Performance of the Nikkei-225 Stock Average™



Source: Bloomberg



Historical Performance of the S&P/ASX 200® Index

Source: Bloomberg



Historical Performance of the Basket

Source: Deutsche Bank

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will receive discounts and commissions of $2.00 per $1,000 note principal amount. See "Underwriting" in the accompanying product supplement.

We expect to deliver the notes against payment for the notes on or about the seventh business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the Trade Date or the next four succeeding business days will be required, by virtue of the fact that we expect the notes initially to settle in seven business days (T+7), to specify alternative settlement arrangements to prevent a failed settlement.